

08029886

'ED STATES
XCHANGE COMMISSION
ton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31539

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____02/01/07_____ AND ENDING_____01/31/08_____
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RANCE KING SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

 3737 E. BROADWAY
<p style="text-align:center">(No. and Street)</p>

LONG BEACH   CALIFORNIA   90803-6104
<p>(City)   (State)   (Zip Code)</p>

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
 WILLIAM RANCE KING, JR.   562/240-1000
<p style="text-align:right">(Area Code – Telephone Number)</p>

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

 GOODRICH, BARON, GOODYEAR, LLP
<p style="text-align:center">(Name – if individual, state last, first, middle name)</p>

 6700 E. PACIFIC COAST HWY., SUITE 255, LONG BEACH, CA 90803
<p>(Address)   (City)   (State)   (Zip Code)</p>

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ WILLIAM RANCE KING, JR. _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ RANCE KING SECURITIES CORP. _____ , as of _____ JANUARY 31 _____ , 20 08 ___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature
WILLIAM RANCE KING, JR.

_____PRESIDENT_____
Title

____See attached.____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

State of California   )
) SS
County of Los Angeles   )

Subscribed and sworn to (or affirmed) before me this _13th_ day of ____March____, 200_8_

by _William Rance King, Jr._ , proved to me on the basis of

satisfactory evidence to be the person(s) who appeared before me.

ANNE S. RUBSAMEN
Commission # 1499509
Notary Public - California
Los Angeles County
My Comm. Expires Jul 27, 2008

Anne Rubsamen
Anne S Rubsamen, Notary Public

CONTENTS

GOODRICH·BARON·GOODYEAR LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Rance King Securities Corporation
Long Beach, California

We have audited the statement of financial condition of Rance King Securities Corporation as of January 31, 2007, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rance King Securities Corporation as of January 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 through 11 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goodrich Baron Goodyear, LLP

Long Beach, California
March 7, 2007

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RANCE KING SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION

JANUARY 31, 2007

ASSETS

Cash in bank	$	266,907
Accounts receivable		89,780
Prepaid expenses		3,096
Other assets		33,200
Property and equipment, net		1,285
Total assets	$	394,268

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accounts payable	$	77,198
Total liabilities		77,198

Stockholder's equity:

Common stock, no par value; 100 shares authorized; 50 shares issued and outstanding	10,000
Additional paid-in capital	28,911
Retained earnings	278,159
Total stockholder's equity	317,070
Total liabilities and stockholder's equity	$ 394,268

The accompanying notes are an integral part of these financial statements.

RANCE KING SECURITIES CORPORATION
STATEMENT OF INCOME

YEAR ENDED JANUARY 31, 2007

Revenues:		
Marketing and due diligence	$	590,195
Commissions		1,432,189
Interest		6,020
Total revenues		2,028,404
Expenses:		
Commissions		1,684,800
Broker dealer support		91,737
Marketing and due diligence		94,401
Occupancy		36,000
Professional fees		45,821
Licenses, fees, and regulatory assessments		5,436
Depreciation		602
Other		39,595
Total expenses		1,998,392
Income before income taxes		30,012
Income taxes		7,292
Net income	$	22,720

The accompanying notes are an integral part of these financial statements.

RANCE KING SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED JANUARY 31, 2007

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, beginning of year	10,000	28,911	255,439	294,350
Net income	-	-	22,720	22,720
Balance, end of year	$ 10,000	28,911	278,159	317,070

The accompanying notes are an integral part of these financial statements.

RANCE KING SECURITIES CORPORATION
STATEMENT OF CASH FLOWS

YEAR ENDED JANUARY 31, 2007

Cash flows from operating activities:		
Net income	$	22,720
Adjustments to reconcile net income to net cash provided		
by operating activities:		
Depreciation		602
(Increase) decrease in:		
Accounts receivable		(38,680)
Prepaid expenses		463
Increase (decrease) in:		
Accounts payable		(122,732)
Other payable		(10,000)
Net cash flows provided by operating activities		(147,627)
Cash flows from investing activities		-
Cash flows from financing activities		-
Net increase in cash		(147,627)
Cash, beginning of year		414,534
Cash, end of year	$	266,907

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:		
Interest	$	-
Income taxes	$	10,472

The accompanying notes are an integral part of these financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a registered-broker dealer incorporated under the laws of the State of California maintaining its principal and only active office in Long Beach, California. Operations are pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3, and the Company does not hold customer funds or securities. The Company's primary business consists of the wholesaling and retailing of direct participation programs.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents at January 31, 2007.

Property and Equipment

Property and equipment are stated at cost. The cost of property and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed on the accelerated method for both financial reporting and income tax purposes. Expenditures for repairs and maintenance are charged to expense as incurred. The Company has elected to capitalize all property and equipment expenditures greater than $1,000.

Income Taxes

The Company files its income tax returns on the accrual basis of accounting. Deferred income taxes result from timing differences in the reporting of California franchise tax expense for financial and tax purposes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(2) CONCENTRATION OF CREDIT RISK FOR CASH HELD AT A BANK

The Company maintains its cash accounts at First Bank. Accounts at this institution are insured up to $100,000 by the Federal Deposit Insurance Corporation. The Company's bank balance at January 31, 2007 totaled $313,182.

(3) PROPERTY AND EQUIPMENT

Property and equipment is comprised of:

Office equipment	$	4,429
Office furniture		541
		4,970
Less accumulated depreciation		(3,685)
Net property and equipment	$	1,285

Depreciation expense for the year ended January 31, 2007, was $602.

(4) INCOME TAXES

Income taxes consist of the following:

	Federal	State	Total
Current	$ 4,379	$ 2,913	$ 7,292
Deferred	-	-	-
	$ 4,379	$ 2,913	$ 7,292

Deferred taxes are accounted for under the Financial Accounting Standards No. 109 (FAS 109), Accounting for Income Taxes, which uses an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of other assets and liabilities. The tax effect of timing differences was not material at January 31, 2007.

(5) RELATED PARTY TRANSACTIONS

The Company has an expense-sharing agreement with Rance King Properties, Inc. (RKP) which is an affiliate of the Company. The Company shares offices, utilities, and personnel with RKP which is responsible for the initial payment of all rent, accounting, tax return preparation, and computer support costs. The Company reimburses RKP for its portion of these shared costs which totaled $79,500 for the year ended January 31, 2007.

The Company earned commissions totaling $1,432,189 from the sale of interests of certain limited liability companies (LLC's) for the year ended January 31, 2007. The Managing Member of the LLC's is a 100% owner of the Company and its affiliate, RKP. For the year ended January 31, 2007, the Company incurred expenses of $91,737 for broker-dealer support provided by RKP.

(6) NET CAPITAL

The Company is subject to a $5,000 minimum net capital requirement under SEC Rule 15c3-1 which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of January 31, 2007, the net capital ratio was .28 to 1 and net capital was $279,489 which exceeded the required minimum capital by $274,342.

RANCE KING SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

JANUARY 31, 2007

Total stockholder's equity		$	317,070
Less non-allowable assets:			
Property and equipment, net	(1,285)		
Prepaid expenses	(3,096)		
Other assets	(33,200)		
			(37,581)
Net capital			279,489

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$	5,147
Minimum dollar net capital required	$	5,000
Net capital requirement (greater of above two figures)	$	5,147
Excess net capital	$	274,342

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$	77,198
Ratio of aggregate indebtedness to net capital		.28 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		N/A

The computation of net capital as reported in the unaudited Part IIA filing agrees with the audited net capital as reported above.

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RANCE KING SECURITIES CORPORATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

JANUARY 31, 2007

Not Applicable - The Company is exempt pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

RANCE KING SECURITIES CORPORATION
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
PURSUANT TO RULE 15c3-3

JANUARY 31, 2007

Not Applicable - The Company is exempt pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

GOODRICH·BARON·GOODYEAR LLP
Certified Public Accountants

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Rance King Securities Corporation
Long Beach, California

In planning and performing our audit of the financial statements of Rance King Securities Corporation (the Company), as of and for the year ended January 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at January 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goodrich Bacon Goodgear, LLP

Long Beach, California
March 7, 2007

END

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